Exhibit 99.1

Constellium

Financial Report

Half-Year ended June 30, 2013

Financial Report – Half-Year ended June 30, 2013

Table of contents

• Key Financial Results	3

• Management Report	4

• Condensed Interim Consolidated Financial Statements	12

• Management Statement	50

Cautionary statement

Forward looking statements included in this document are subject to risk factors associated with, amongst others, economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. We believe that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated (see Forward looking statement section included in this report).

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Financial Report – Half-Year ended June 30, 2013

Key Financial Results

The table below presents the Group’s key consolidated financial result indicators for the three-month and six-month periods ended June 30, 2013 and June 30, 2012:

	Three months ended
(in millions of Euros except volumes and per ton data)	June 30, 2013	June 30, 2012
Shipments (‘000 metric tons)	274	277
Revenues	916	976
Profit from operations	73	12
Net income / (loss)	24	(19)
Adjusted EBITDA*	85	83
Adjusted EBITDA* per metric ton (in €)	309	300
Earnings per share, basic and diluted (in €)	0.25	(0.21)

	Six months ended
(in millions of Euros except volumes and per ton data)	June 30, 2013	June 30, 2012
Shipments (‘000 metric tons)	534	542
Revenues	1,827	1,911
Profit from operations	102	100
Net income	22	36
Adjusted EBITDA*	157	144
Adjusted EBITDA* per metric ton (in €)	295	266
Earnings per share, basic and diluted (in €)	0.23	0.41

*	Adjusted EBITDA is a non-GAAP financial measure (see Non-GAAP measures section included in this report)

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Financial Report – Half-Year ended June 30, 2013

Management Report

Second Quarter Highlights:

•	Adjusted EBITDA of €85 million - a new quarterly high

•	Strong cash flow from higher EBITDA and continued focus on working capital management, particularly on inventory levels

•	Stronger performance across all business segments despite market pressures

•	Successful divestment of selected non-strategic soft alloy plants in line with Constellium’s strategy to concentrate on its key markets

•	Exercise of over-allotment option completed the IPO process

Constellium reported another quarter of growth in Adjusted EBITDA, which at €85 million represented the highest quarterly profitability to date since becoming a standalone company. Adjusted EBITDA of €85 million represented an increase of €12 million from Q1 2013 and was €2 million greater than Adjusted EBITDA for Q2 2012. Comparisons of Q2 2013 financial results with those of Q2 2012 are unfavorably impacted by the ramp-up in volumes that occurred in Q2 2012 ahead of an employee strike at our Ravenswood facility in Q3 2012, and also by planned maintenance work at our Ravenswood facility in Q2 2013. Despite headwinds in certain market sectors, overall shipments remained strong. Adjusted Free Cash Flow for Q2 2013 was €12 million, which represented a decrease of €7 million from Q2 2012 and included the cash payment of €20 million of fees relating to our initial public offering completed in May 2013. Capital expenditure was also higher year-over-year.

Commenting on the quarter ending June 30, 2013, Pierre Vareille, Constellium’s Chief Executive Officer said: “This was another good quarterly performance for the company, and underlying demand from our key end markets continues to be solid. We are very pleased with the execution of our productivity and cost improvement initiatives and our working capital management program, which are continuing to contribute to our improved profitability and cash profile.”

Vareille added, “We have good visibility into our third quarter performance and we expect our performance will be stronger than Q3 2012 which was adversely impacted by an employee strike at our Ravenswood facility.”

Second Quarter 2013 Results

Shipments during the quarter ended June 30, 2013, excluding shipments to the soft alloy plants in France which were sold during the quarter, were 274k metric tons and represented a slight decrease from the same period during 2012. Adjusting shipments during the same period in 2012 for the shipments from the plants that were sold in Q2 2013, however, shows quarter-over-quarter growth of 4k metric tons, or 1.4%. Headline revenues showed a €60 million, or 6.2%, reduction quarter-over-quarter. However, after adjusting for constant LME prices, €32 million, exchange rates, €7 million, and adjusting for the plant divestitures, €24 million, revenues calculated on a like-for-like basis were in line with the same period for the prior year.

Adjusted EBITDA for the quarter ended June 30, 2013 totaled €85 million, which represented an increase of 2% from Adjusted EBITDA for Q2 2012 and a record quarterly performance since becoming a standalone company. This increase in Adjusted EBITDA was due to higher profits in both our Packaging & Automotive Rolled Products and Automotive Structures and Industry business units and the continuation of strong results in the Aerospace & Transportation business unit. Market pressures within the aerospace sector (mainly high inventory levels at certain of our major customers) are being alleviated by gains in market share. Meanwhile, within Packaging & Automotive Rolled Products there was a lower demand for canstock and closures reflecting, in part, the adverse weather conditions in Europe for the April to June period. There was, however, strong demand for Automotive Body Sheet in the automotive sector. Adjusted EBITDA from Aerospace & Transportation was €37 million which represented an increase of €3 million from Q1 2013 but was €5 million

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Financial Report – Half-Year ended June 30, 2013

lower than Q2 2012, which was boosted by a ramp-up in volumes ahead of the anticipated employee strike at our Ravenswood facility. Also, Q2 2013 was impacted by planned maintenance work at Ravenswood. We expect both of these factors to positively impact the quarter-over-quarter comparison in Q3, with 2012 impacted by the strike itself and 2013 benefitting from the pick-up in volumes as a result of the maintenance down-time in the current (Q2 2013) quarter.

For the six months ending June 30, 2013, Adjusted EBITDA was €157 million which represented an increase of 9% over the equivalent period in 2012 and Adjusted EBITDA per metric ton was €295 per metric ton, which represented an increase of 11% over the equivalent period in 2012. These better results were driven by an improved product mix, particularly favoring the aerospace sector, where record sales and production levels were achieved, and by the Company’s focus on cost control and productivity improvements.

Results by Segment

Aerospace and Transportation

	Q2 2013	Q2 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	63	62	+1.4%
Revenues (€m)	312	338	-7.5%
Adjusted EBITDA (€m)	37	42	-12.1%
Adjusted EBITDA per metric ton (€)	593	684	-13.4%

	H1 2013	H1 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	122	119	+2.1%
Revenues (€m)	618	637	-2.9%
Adjusted EBITDA (€m)	72	65	+10.0%
Adjusted EBITDA per metric ton (€)	589	546	+7.7%

Shipments from Aerospace & Transportation were 63k metric tons for the quarter ended June 30, 2013, which represented a 1.4% increase over the same period of the prior year. The second quarter of 2013 saw a slightly weaker mix of sales within the aerospace sector, with sales of more rectangular plates and less higher value machined plates and sheet for wing skins. Although there has been a continued benefit from an increase in market share, there is also evidence of higher inventory levels at our major customers, which we believe is having a measured impact on sales. Reported sales revenue decreased 7.5% compared with Q2 2012, but adjusting for constant LME prices and foreign exchange rates, underlying revenue decreased by 4%. Adjusted EBITDA of €37 million represented an increase of €3 million over Adjusted EBITDA in this segment for Q1 2013 but represented a decrease of €5 million from Q2 2012. Comparisons of Adjusted EBITDA quarter-over-quarter are, however, distorted by two factors at Ravenswood as discussed above. First, the plant’s output was affected by a planned maintenance initiative which had the effect of moving some production into Q3 2013. Second, Q2 2012 benefitted from the ramp-up of volumes in anticipation of the employee strike at our Ravenswood facility. We expect both of these factors to favorably impact comparisons of Q3 2013 with the corresponding prior period.

For the six months ended June 30, 2013, Adjusted EBITDA was €72 million which represented an increase of 10% over the same period in 2012 following record sales and production levels within the aerospace sector and including the new multi-year contract entered into with Airbus.

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Financial Report – Half-Year ended June 30, 2013

Packaging and Automotive Rolled Products

	Q2 2013	Q2 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	161	160	+0.5%
Revenues (€m)	403	413	-2.2%
Adjusted EBITDA (€m)	29	28	+2.3%
Adjusted EBITDA per metric ton (€)	181	178	+1.7%

	H1 2013	H1 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	312	313	-0.4%
Revenues (€m)	793	813	-2.4%
Adjusted EBITDA (€m)	55	47	+18.8%
Adjusted EBITDA per metric ton (€)	177	149	+19.3%

Shipment volumes were at the second highest quarterly level for Packaging & Automotive Rolled Products which was due to strong growth from the automotive sector, particularly for auto body sheet, (with volumes increasing 32% from Q2 2012) and due to the requirements for new models from German car manufacturers. Packaging volumes in Q2 2013 also increased as compared with Q2 2012 with higher foilstock sales offsetting a slightly lower (quarter-over-quarter) demand for canstock and closures reflecting in part the impact of adverse weather conditions in Europe. Adjusted EBITDA and Adjusted EBITDA per metric ton both showed an improvement in Q2 2013 and increased 2% from Q2 2012.

Adjusted EBITDA for the six months ended June 30, 2013 was €55 million, which represented an increase of €8 million or nearly 19% over the equivalent period in 2012. Packaging volumes increased (foilstock) and there has been strong growth in automotive body sheet. These factors, combined with a strong sales portfolio in canstock and lower fixed production and administration costs, have contributed to the improved results.

Automotive Structures and Industry

	Q2 2013	Q2 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	48	55	-12.1%
Revenues (€m)	218	238	-8.7%
Adjusted EBITDA (€m)	18	13	+35.2%
Adjusted EBITDA per metric ton (€)	372	242	+53.8%

	H1 2013	H1 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	101	110	-7.9%
Revenues (€m)	451	481	-6.3%
Adjusted EBITDA (€m)	30	28	+8.7%
Adjusted EBITDA per metric ton (€)	298	252	+18.0%

Shipment volumes were 48k metric tons which represented a decrease of 7k metric tons from Q2 2012; however, adjusting for the disposal of the two soft alloy plants in France, shipment volumes were in line with the same period in the prior year. This reflected a solid performance in automotive structures, with an increase in volumes of 16% from the equivalent period in the prior year, offset by lower soft alloy volumes. Revenues

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Financial Report – Half-Year ended June 30, 2013

for Q2 2013, on a comparable basis, increased €4 million over the same period in the prior year, again reflecting higher automotive revenues offsetting lower soft alloy sales. Adjusted EBITDA was €18 million for the quarter, compared with €13 million in Q2 2012 and reflected lower costs and the continuing productivity improvements at Automotive Structures and Industry’s manufacturing facilities.

For the six months ended June 30, 2013, Adjusted EBITDA was €30 million which represented an approximate 9% increase over the same period of the prior year as a result of higher automotive structure sales, lower costs and productivity gains.

Company net income

Company net income for the second quarter of 2013 was €24 million compared with a net loss of €19 million in Q2 2012. The main reasons for the change in net income are as follows:

•	Changes in the fair value of derivatives and the re-measurement of foreign currency denominated assets and liabilities which resulted in an unrealized gain of €1 million in the second quarter of 2013 compared with an unrealized loss of (€50 million) in the second quarter 2012.

•	The charging to the profit and loss account of €24 million in Q2 2013 of fees incurred during Q2 2013 in connection with Constellium’s initial public offering completed in May.

•	Lower finance costs of €9 million compared with a Q2 2012 charge of €28 million resulting from the expensing of fees associated with the replacement of the previous variable term loan.

•	A tax charge of €16 million in Q2 2013 compared with €1 million in Q2 2012, resulting from higher pre-tax profits and non-deductibility of part of the initial public offering fees.

For the six months ended June 30, 2013, net income was €22 million representing a decrease of €14 million from the same period in 2012. The main factors contributing to this change are as follows:

•	Unrealized losses on derivatives and from the re-measurement of foreign currency denominated monetary assets and liabilities totaling €31 million in the first half of 2013 compared with €9 million in the first half of 2012.

•	Initial public offering fees of €27 million incurred in the first half of 2013.

•	An €11 million gain following a U.S. pension plan amendment compared with a €8 million settlement on Swiss pensions in the first half of 2012.

•	Restructuring costs were €8 million lower during the first half of 2013 compared with the first half of 2012.

Earnings per share

Basic earnings per share in Q2 2013 and for the six months ending June 30, 2013 were €0.25 per share and €0.23 per share respectively. These figures are based on net income for the period as described above, divided by the weighted average number of ordinary shares issued and outstanding of 95,073,824 and 92,273,677 respectively. As of June 30, 2013 the total number of ordinary shares issued and outstanding was 105,027,055.

Cash flow and liquidity

Adjusted Free Cash Flow in Q2 2013 was €12 million, which represented a decrease of €7 million from Q2 2012, but reflected €20 million of cash paid in relation to our recently completed initial public offering. It also reflected higher capital expenditure during the second quarter of €32 million, which represented an increase of €17 million from Q2 2012. This largely reflected the timing of capital expenditure payments in the current year between Q1 and Q2. We had positive cash flow from operations of €44 million, which excludes margin calls,

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Financial Report – Half-Year ended June 30, 2013

and represented an increase of €10 million from the same quarter last year. This stronger cash flow was driven by higher profits and a reduction in trade working capital, specifically in inventory levels which were €83 million lower at June 30, 2013 than as of June 30, 2012.

Adjusted Free Cash Flow for the six months ended June 30, 2013 was an outflow of (€58 million) which represented an improvement of €9 million from the six months ended June 30, 2012. Cash flow from operations, excluding margin calls, was an outflow of (€3 million), which represented an improvement of €17 million compared with the six months ended June 30, 2012; however this was partly offset by higher capital expenditure of €55 million in the first half of 2013 compared with €47 million in the first half of 2012.

Net Debt as of June 30, 2013 was €208 million and included the proceeds from our recently completed initial public offering and reflected the distributions made to shareholders prior to the completion of our initial public offering. This represented an increase of €191 million from Net Debt as of December 31, 2012. Net Debt as of June 30, 2013 was 0.8 times the last twelve months’ Adjusted EBITDA.

Liquidity, which we calculate as the unutilized balances on our long term financing facilities plus cash and cash equivalents, as of June 30, 2013 was €404 million, which was comprised of €199 million available under the Company’s factoring facilities, €42 million under our Asset Backed Loan (ABL) facility and €163 million of cash and cash equivalents.

Recent Developments

Continuing the Company’s strategy of re-focusing its resources on its core activities, and following the disposal of two soft alloy plants in France, Constellium announced in June and July that it is seeking potential purchasers for two additional plants in France (Ussel and Sabart).

Related party transactions

See note 23 - Related party transactions in the accompanying condensed financial statements

Changes in share capital

On May 22, 2013, Constellium completed an initial public offering (the “IPO”) of Class A Ordinary Shares; the shares began trading on the New York Stock Exchange on May 23, 2013, and on the professional segment of Euronext Paris on May 27, 2013. Constellium offered a total of 13,333,333 of its Class A ordinary shares, nominal value €0.02 per share and the selling shareholders offered 8,888,889 of Class A ordinary shares, nominal value €0.02 per share. The underwriters have exercised their granted over-allotment option to purchase an additional 2,251,306 Class A Ordinary shares at a public offering price of $15.00 per share. The exercise of the IPO over-allotment option brings the total number of Class A Ordinary Shares sold in this offering to 24,473,528.

Risk and uncertainties

In our Prospectus dated May 20, 2013 and Prospectus Supplement dated May 23, 2013 we described certain risk factors which could have a material adverse effect on our financial position and results. Those risk factors should be read in conjunction with this report. Additional risks not known to us, or currently believed not to be material, could later turn out to have a material impact on our businesses, objectives revenues, income, assets, liquidity or capital resources.

*	Adjusted free cash flow is defined as net cash flow from operating activities after capital expenditure and excluding margin calls.

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Financial Report – Half-Year ended June 30, 2013

Non GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain non-GAAP financial measures. The non-GAAP financial measures used in this press release are: Management Adjusted EBITDA, Adjusted EBITDA and Adjusted EBITDA per ton. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures.

In considering the financial performance of the business, management and our chief operational decision maker in accordance with IFRS analyze the primary financial performance measure of Management Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Management Adjusted EBITDA is our profit or loss for the period. We believe Management Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Management Adjusted EBITDA is defined as profit for the period from continuing operations before results from joint ventures, net financial expense, income taxes and depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and on foreign exchange differences.

Adjusted EBITDA is an additional performance measure used by management as an important supplemental measure in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management also believes this measure provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. We use Adjusted EBITDA in calculating our compliance with the financial covenants under our Term Loan Agreement. Adjusted EBITDA is defined as Management Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and management fees payable by the company to an affiliate of Apollo Global Management, LLC, and exceptional employee bonuses in relation to cost saving implementation and targets.

Management Adjusted EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS. These measures may not be comparable to similarly titled measures of other companies. Adjusted Free Cash Flow is Net Cash Flow from Operating Activities, after capital expenditure and excluding margin calls. Net Debt is defined as borrowings and the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

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Financial Report – Half-Year ended June 30, 2013

Summary data and reconciliation of profit from operations to adjusted EBITDA (a non-IFRS measure)

	Q2 2013	Q2 2012%
Shipments	274	277	-0.9%

Revenue	916	976	-6.2%

Profit from operations	73	12
Pension plan amendments	(11)	—
Restructuring costs	—	9
Unrealized (gains)/losses on derivatives	(2)	52
Unrealized (gains)/losses from re-measurement	1	(2)
Losses/(gains) on disposals	4	—
Depreciation	5	1
Management Adjusted EBITDA	70	72	-2.8%
Metal lag	10	8
Other	5	3
Adjusted EBITDA	85	83	+1.9%

	H1 2013	H1 2012%
Shipments	534	542	-1.4%

Revenue	1,827	1,911	-4.4%

Profit from operations	102	100	+2.0%
Pension plan amendments	(11)	8
Restructuring costs	2	10
Unrealized losses on derivatives	32	8
Unrealized (gains)/losses from re-measurement	(1)	1
Losses/(gains) on disposals	4	—
Depreciation	9	2
Management Adjusted EBITDA	137	129	+5.4%
Metal lag	12	9
Other	8	6
Adjusted EBITDA	157	144	+9.3%

Reconciliation of cash flow from operating activities to Adjusted Free Cash Flow (a non-IFRS measure)

	Q2 2013	Q2 2012	H1 2013	H1 2012
Cash flow from/(used in) operating activities	46	4	(1)	(34)
Margin calls included in cash flow from operating activities	(2)	30	(2)	14
Cash flow from operating activities excluding margin calls	44	34	(3)	(20)
Capital expenditure	(32)	(15)	(55)	(47)

Adjusted Free Cash Flow	12	19	(58)	(67)

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Financial Report – Half-Year ended June 30, 2013

Reconciliation of Net Debt (a non-IFRS measure)

	As of June 30, 2013	As of Dec 31, 2012
Borrowings	366	158
Fair value of cross currency interest swap	15	14
Cash and cash equivalents	(163)	(142)
Cash pledged for issuance of guarantees	(10)	(13)

Net Debt	208	17

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Financial Report – Half-Year ended June 30, 2013

Unaudited Condensed Interim Consolidated Financial Statements

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Financial Report – Half-Year ended June 30, 2013

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR (LOSS)

(in millions of Euros)	Notes	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated*	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated*
Revenue	3,4	916	976	1,827	1,911
Cost of sales	5	(788)	(823)	(1,572)	(1,637)

Gross profit		128	153	255	274

Selling and administrative expenses	5	(47)	(50)	(102)	(101)
Research and development expenses	5	(9)	(12)	(18)	(20)
Restructuring costs	20	—	(9)	(2)	(10)
Other (losses) / gains - net	7	1	(70)	(31)	(43)

Profit from operations		73	12	102	100

Other expenses		(24)	(1)	(24)	(2)

Finance income	9	6	2	11	4
Finance costs	9	(15)	(30)	(45)	(41)

Finance costs - net		(9)	(28)	(34)	(37)

Share of profit of joint-ventures		—	—	—	—

Profit before income tax		40	(17)	44	61

Income tax expense	10	(16)	(1)	(22)	(24)

Net Profit / (Loss) from continuing operations		24	(18)	22	37

Discontinued operations
Net loss from discontinued operations		—	(1)	—	(1)

Net Profit / (Loss) for the period		24	(19)	22	36

Net Profit / (Loss) attributable to:
Owners of the Company		24	(19)	21	36
Non-controlling interests		—	—	1	—

Net Profit / (Loss) for the period		24	(19)	22	36

Earnings per share attributable to the equity holders of the Company (in Euros per share)	Notes	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated*	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated*
From continuing and discontinued operations
Basic	11	0.25	(0.21)	0.23	0.41
Diluted	11	0.25	(0.21)	0.23	0.41
From continuing operations
Basic	11	0.25	(0.20)	0.23	0.42
Diluted	11	0.25	(0.20)	0.23	0.42
From discontinued operations
Basic	11	—	(0.01)	—	(0.01)
Diluted	11	—	(0.01)	—	(0.01)

*	Comparative financial statements have been restated following the application of IAS 19 revised. The impacts of the restatements are disclosed in NOTE 24 - Implementation of IAS 19 Revised.

The accompanying notes are an integral part of these unaudited condensed interim Consolidated Financial Statements.

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Financial Report – Half-Year ended June 30, 2013

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR (LOSS) AND OTHER COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated*	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated*
Net Profit / (Loss) for the period		24	(19)	22	36

Other Comprehensive Income / (Loss)
Items that will not be reclassified subsequently to Profit or Loss
Remeasurement on post-employment benefit obligations	19	29	(46)	50	(66)
Deferred tax on remeasurement on post-employment benefit obligations		(4)	6	(4)	13
Items that may be reclassified subsequently to Profit or Loss
Currency translation differences		3	(18)	(4)	(8)

Other Comprehensive Income / (Loss)		28	(58)	42	(61)

Total Comprehensive Income / (Loss)		52	(77)	64	(25)

Attributable to:
Owners		52	(77)	63	(25)
Non-controlling interests		—	—	1	—

Total Comprehensive Income / (Loss)		52	(77)	64	(25)

*	Comparative financial statements have been restated following the application of IAS 19 revised. The impacts of the restatements are disclosed in NOTE 24 - Implementation of IAS 19 Revised.

The accompanying notes are an integral part of these unaudited condensed interim Consolidated Financial Statements.

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Financial Report – Half-Year ended June 30, 2013

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2013	At December 31, 2012 Restated*
Assets
Non-current assets
Intangible assets (including goodwill)		13	11
Property, plant and equipment	12	351	302
Investments in joint ventures		2	2
Deferred income tax assets		208	205
Trade receivables and other	14	51	64
Other financial assets	22	6	10

		631	594

Current assets
Inventories	13	391	385
Trade receivables and other	14	641	476
Other financial assets	22	23	34
Cash and cash equivalents	15	163	142

		1,218	1,037

Total Assets		1,849	1,631

Equity
Share capital		2	—
Share premium account		162	98
Retained deficit and other reserves		(231)	(139)

Equity attributable to owners of the Company		(67)	(41)
Non-controlling interests		5	4

		(62)	(37)

Liabilities
Non-current liabilities
Borrowings	17	342	140
Trade payables and other	18	38	26
Deferred income tax liabilities		15	11
Pension and other post-employment benefits obligations	19	547	611
Other financial liabilities	22	45	46
Provisions	20	65	89

		1,052	923

Current liabilities
Borrowings	17	24	18
Trade payables and other	18	722	656
Income taxes payable		29	14
Other financial liabilities	22	43	24
Provisions	20	41	33

		859	745

Total liabilities		1,911	1,668

Total equity and liabilities		1,849	1,631

*	Comparative financial statements have been restated following the application of IAS 19 revised. The impacts of the restatements are disclosed in NOTE 24 - Implementation of IAS 19 Revised.

The accompanying notes are an integral part of these unaudited condensed interim Consolidated Financial Statements.

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Financial Report – Half-Year ended June 30, 2013

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net profit for the period	—	—	—	—	—	21	21	1	22
Other comprehensive income for the period	—	—	46	(4)	—	—	42	—	42

Total Comprehensive Income for the period	—	—	46	(4)	—	21	63	1	64

Transactions with the owners
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)

As at June 30, 2013	2	162	(40)	(18)	0	(173)	(67)	5	(62)

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2012 Restated*		98	(22)	(14)	2	(179)	(115)	2	(113)

Net profit for the period	—	—	—	—	—	36	36	—	36
Other comprehensive loss for the period	—	—	(53)	(8)	—	—	(61)	—	(61)

Total Comprehensive (Loss) for the period	—	—	(53)	(8)	—	36	(25)	—	(25)

Transactions with the owners
Other	—	—	—	—	1	—	1	—	1

As at June 30, 2012 Restated*	—	98	(75)	(22)	3	(143)	(139)	2	(137)

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2012 Restated*	—	98	(22)	(14)	2	(179)	(115)	2	(113)

Net profit for the period		—	—	—	—	139	139	2	141
Other comprehensive loss for the period	—	—	(64)	—	—	—	(64)	—	(64)

Total Comprehensive Income for the period	—	—	(64)	—	—	139	75	2	77

Transactions with the owners
Share equity plan		—	—	—	1	—	1	—	1
Other	—	—	—	—	(2)	—	(2)	—	(2)

As at December 31, 2012 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

*	Comparative financial statements have been restated following the application of IAS 19 revised. The impacts of the restatements are disclosed in NOTE 24 - Implementation of IAS 19 Revised.

The accompanying notes are an integral part of these unaudited condensed interim Consolidated Financial Statements.

16

Financial Report – Half-Year ended June 30, 2013

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated*
Cash flows from / (used in) operating activities
Net profit for the period		22	36
Less: Net loss from discontinued operations		—	1
Less: Net profit attributable to non-controlling interests		(1)	—
Net profit for the period from continuing operations before non-controlling interests		21	37

Adjustments:
Income tax	10	22	24
Finance costs - net	9	34	37
Depreciation and impairment	12	9	2
Restructuring costs and other provisions	20	(5)	4
Defined benefit pension costs	19	10	31
Unrealized losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	7	31	8
Gain on disposal	7	4	—
Changes in working capital:
Inventories		(11)	(54)
Trade receivables and other		(136)	(97)
Trade payables and other		52	9
Changes in other operating assets and liabilities:
Provisions	20	(8)	(12)
Income tax paid		(2)	(3)
Pension liabilities and other post-employment benefit obligations		(22)	(20)

Net cash flows from / (used in) operating activities		(1)	(34)

Cash flows used in investing activities
Purchases of property, plant and equipment	12	(55)	(47)
Proceeds from disposal		3	—
Proceeds from finance lease		3	4
Other investing activities		4	(6)

Net cash flows used in investing activities		(45)	(49)

Cash flows (used in) / from financing activities
Net proceeds received from issuance of shares	16	162	—
Interim dividend paid	16	(147)	—
Withholding tax paid		(20)	—
Distribution of share premium to owners of the Company	16	(103)	—
Interests paid		(21)	(16)
Net cash flows (used in) / from factoring	14	—	110
Proceeds received from Term Loan	17	351	154
Repayment of Term Loan	17	(155)	(148)
Proceeds / Repayment of other loans	17	4	—
Payment of deferred financing costs	17	(8)	(13)
Other financing activities		3	(2)

Net cash flows (used in) / from financing activities		66	85

Net increase / (decrease) in cash and cash equivalents		20	2
Cash and cash equivalents - beginning of period	15	142	113
Effect of exchange rate changes on cash and cash equivalents		1	(1)

Cash and cash equivalents - end of period	15	163	114

*	Comparative financial statements have been restated following the application of IAS 19 revised.

The accompanying notes are an integral part of these unaudited condensed interim Consolidated Financial Statements.

17

Financial Report – Half-Year ended June 30, 2013

Notes to the unaudited condensed interim Consolidated Financial Statements

NOTE 1 - GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the aerospace, packaging and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 26 production facilities, 10 administrative and commercial sites and one R&D center and has approximately 8,845 employees.

In connection with the Initial Public Offering explained hereafter, the Company was converted from a private company with limited liability (Constellium Holdco B.V) into a public company with limited liability (Constellium N.V). On May 16, 2013, the Group increased its shares nominal value from €0.01 to €0.02 per share.

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Initial public offering

On May 22, 2013, Constellium completed an initial public offering (the “IPO”) of Class A Ordinary Shares; the shares began trading on the New York Stock Exchange on May 23, 2013, and on the professional segment of Euronext Paris on May 27, 2013.

Constellium offered a total of 13,333,333 of its Class A ordinary shares, nominal value €0.02 per share and the selling shareholders offered 8,888,889 of Class A ordinary shares, nominal value €0.02 per share. The underwriters have exercised their granted over-allotment option to purchase an additional 2,251,306 Class A Ordinary shares at a public offering price of $15.00 per share. The exercise of the IPO over-allotment option brings the total number of Class A Ordinary Shares sold in this offering to 24,473,528.

The total proceeds received from the IPO were €179 million. Fees related to IPO amount to €44 million, of which €17 million accounted as a deduction of the share premium and €27 million expensed through the profit or loss of which €24 million incurred in the second quarter of 2013 and recognized in Other expenses.

The Company conducted the IPO in order to provide liquidity for existing shareholders, to enhance its profile through a public market listing and to raise funds that will increase its financial flexibility. Constellium intends to use the net proceeds of the IPO for general corporate purposes, which may include working capital, capital expenditures, repayment of debt and funding acquisition opportunities that may become available from time to time.

18

Financial Report – Half-Year ended June 30, 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.	Statement of compliance

The unaudited condensed interim Consolidated Financial Statements present the Consolidated Statements of Financial Position, Profit or Loss, Profit or Loss and Other Comprehensive Income, Cash Flows and Changes in Equity of the Group as of June 30, 2013, for the three months ended June 30, 2013 and 2012 and for the six months ended June 30, 2013 and 2012. They are prepared in accordance with IAS 34 - Interim financial reporting.

The unaudited condensed interim Consolidated Financial Statements do not include all the information and disclosures required in the annual Financial Statements. They should be read in conjunction with the Group’s annual Consolidated Financial Statements for the year ended December 31, 2012, approved by the Board of Directors on March 13, 2013 and authorized in respect of the prorata share issuance on May 16, 2013.

The unaudited condensed interim Consolidated Financial Statements have been authorized for issue by the Board of Directors at its meeting held on August 28, 2013.

2.2.	Application of new and revised International Financial Reporting Standards (IFRSs)

Standards and interpretations with an application date for the Group as of January 1, 2013:

In addition to the application of the amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”, the following were applied as of January 1, 2013:

IAS 19 Revised changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the Consolidated Statement of Financial Position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a “net interest” amount, which is calculated by applying the discount rate to the net defined benefit liability or asset. The impacts of the application of IAS 19 revised are disclosed in Note 24 - Implementation of IAS 19 Revised.

IFRS 10 “Consolidated Financial Statements” supersedes SIC-12 and IAS 27 for the part relating to the consolidated financial statements. This standard deals with the consolidation of subsidiaries and structured entities, and redefines control which is the basis of consolidation. The application of this standard on the Group’s consolidation scope has no effect on the Group’s financial statements reported as of December 31, 2012.

IFRS 11 “Joint Arrangements “supersedes IAS 31 and SIC-13. This standard deals with the accounting for joint arrangements. The definition of joint control is based on the existence of an arrangement and the unanimous consent of the parties which share the control. There are two types of joint arrangements:

•	joint ventures: the joint venture has rights to the net assets of the entity to be accounted for using the equity method, and

•	joint operations: the parties to joint operations have direct rights to the assets and direct obligations for the liabilities of the entities which should be accounted for as arising from the arrangement.

The IFRS 11 application has no effect on the Group’s financial statements reported as of December 31, 2012.

IFRS 12 “Disclosure of Interest in Other Entities” supersedes disclosures requirements previously included in IAS 27, IAS 28 and IAS 31. This standard includes all the disclosures related to subsidiaries, joint ventures, associates, consolidated and unconsolidated structured entities.

IFRS 13 “Fair Value Measurement” applies to IFRS that require or permit fair value measurements or disclosures about fair value measurement. It:

•	defines fair value;

•	sets out a framework for measuring fair value; and

•	requires disclosures about fair value measurements, including the fair value hierarchy already set out in IFRS 7.

19

Financial Report – Half-Year ended June 30, 2013

The Group periodically estimates the impact of credit risk on its derivative instruments aggregated by counterparties. When the aggregate derivative position is a liability, the credit risk is covered by margin calls and is therefore deemed insignificant. When the aggregate derivative position is an asset, the Group calculates the credit impact based on available external data.

2.3.	Basis of preparation

In accordance with IAS 1 - Presentation of Financial Statements, the unaudited condensed interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future (at least for the 12-month period starting from June 30, 2013).

2.4.	Principles governing the preparation of the unaudited condensed interim Consolidated Financial Statements

The accounting policies adopted in the preparation of these unaudited condensed interim Consolidated Financial Statements are consistent with those adopted and disclosed in the Group’s Consolidated Financial Statement for the year ended December 31, 2012, with the exception of the application of IAS 19 - Employee Benefits (as revised in 2011) as explained in NOTE 2.2 and the effective tax rate. Taxes on income for the interim period are accrued using the estimated annual tax rate.

The following table summarizes the main exchange rates used for the preparation of the unaudited condensed interim Consolidated Financial Statements of the Group:

		Six months ended June 30, 2013		Six months ended June 30, 2012	Year ended December 31, 2012
Foreign exchange rate for 1 Euro		Average rate	Closing rate	Average rate	Closing rate
US dollars	USD	1.3127	1.3029	1.2962	1.3220
Swiss Francs	CHF	1.2296	1.2305	1.2045	1.2070

The unaudited condensed interim Consolidated Financial Statements are presented in millions of Euros.

2.5.	Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared to the second half.

2.6.	Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these unaudited condensed interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements as of, and for the year ended December 31, 2012 and the application of the effective tax rate.

The Group did not identify any triggering event that required it to perform a specific impairment test for the recognized Goodwill as of June 30, 2013.

20

Financial Report – Half-Year ended June 30, 2013

NOTE 3 - OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to the Constellium chief operating decision maker (CODM). On that basis, there is no difference with the last annual financial statements in the basis of segmentation or in the basis of measurement of segment profit and loss.

Segment Revenue for the three months period ended June 30, 2013

	Three months ended June 30, 2013			Three months ended June 30, 2012
(in millions of Euros)	Segment revenue	Inter segment elimination	Revenue Third and related parties	Segment revenue	Inter segment elimination	Revenue Third and related parties
A&T	312	(2)	310	338	(2)	336
P&ARP	403	(2)	401	413	(2)	411
AS&I	218	(15)	203	238	(12)	226
Holdings & Corporate	2	—	2	3	—	3

Total	935	(19)	916	992	(16)	976

Reconciliation of Management Adjusted EBITDA to Net Profit / (Loss)

(in millions of Euros)	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated
A&T	33	34
P&ARP	21	23
AS&I	16	10
Holdings & Corporate	—	5

Management adjusted EBITDA	70	72

Ravenswood pension plan amendment	11	—
Restructuring costs	—	(9)
(Losses) on disposal	(4)	—
Unrealized gains / (losses) on derivatives	2	(52)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities - net	(1)	2
Depreciation and impairment	(5)	(1)

Profit from operations	73	12

Other expenses	(24)	(1)
Finance costs - net	(9)	(28)

Profit before income tax	40	(17)

Income tax expense	(16)	(1)

Net Profit / (Loss) from continuing operations	24	(18)
Net loss from discontinued operations	—	(1)

Net Profit / (Loss) for the period	24	(19)

Purchases of property, plant and equipment

(in millions of Euros)	Three months ended June 30, 2013	Three months ended June 30, 2012
A&T	(9)	(5)
P&ARP	(8)	(5)
AS&I	(14)	(7)
Holdings & Corporate	(1)	2

Purchases of property, plant and equipment	(32)	(15)

21

Financial Report – Half-Year ended June 30, 2013

Segment Revenue for the six months period ended June 30, 2013

	Six months ended June 30, 2013			Six months ended June 30, 2012
(in millions of Euros)	Segment revenue	Inter segment elimination	Revenue Third and related parties	Segment revenue	Inter segment elimination	Revenue Third and related parties
A&T	618	(4)	614	637	(3)	634
P&ARP	793	(4)	789	813	(4)	809
AS&I	451	(29)	422	481	(25)	456
Holdings & Corporate	2	—	2	12	—	12

Total	1,864	(37)	1,827	1,943	(32)	1,911

Reconciliation of Management Adjusted EBITDA to Net Profit / (Loss)

(in millions of Euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated
A&T	65	56
P&ARP	43	41
AS&I	27	23
Holdings & Corporate	2	9

Management adjusted EBITDA	137	129

Ravenswood pension plan amendment	11	—
Swiss pension plan settlement	—	(8)
Restructuring costs	(2)	(10)
(Losses) on disposal	(4)	—
Unrealized (losses) / gains on derivatives	(32)	(8)
Unrealized exchange gain / (loss) from the remeasurement of monetary assets and liabilities - net	1	(1)
Depreciation and impairment	(9)	(2)

Profit from operations	102	100

Other expenses	(24)	(2)
Finance costs - net	(34)	(37)

Profit before income tax	44	61

Income tax expense	(22)	(24)

Net Profit from continuing operations	22	37

Net loss from discontinued operations	—	(1)

Net Profit for the period	22	36

Purchases of property, plant and equipment

(in millions of Euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated
A&T	(19)	(19)
P&ARP	(12)	(11)
AS&I	(22)	(16)
Holdings & Corporate	(2)	(1)

Purchases of property, plant and equipment	(55)	(47)

22

Financial Report – Half-Year ended June 30, 2013

Segment assets

Segment assets are comprised of total assets of Constellium by segment, less investments in joint ventures, deferred tax assets, other financial assets (including cash and cash equivalents) and assets of disposal groups classified as held for sale.

There has been no material change in total assets from the amount reported in the last annual consolidated financial statements.

NOTE 4 - INFORMATION BY GEOGRAPHIC AREA

The Group reports information by geographic area as follows: revenue from third and related parties is based on destination of shipments and Property, plant and equipment are based on the physical location of the assets.

(in millions of Euros)	Three months ended June 30, 2013	Three months ended June 30, 2012
Revenue - third and related parties
France	141	167
Germany	250	249
United Kingdom	99	100
Switzerland	22	23
Other Europe	196	195
United States	103	136
Canada	13	15
Asia and Other Pacific	38	35
All Other	54	56

Total	916	976

(in millions of Euros)	Six months ended June 30, 2013	Six months ended June 30, 2012
Revenue - third and related parties
France	295	327
Germany	504	538
United Kingdom	193	173
Switzerland	47	51
Other Europe	378	390
United States	210	250
Canada	27	28
Asia and Other Pacific	73	59
All Other	100	95

Total	1,827	1,911

(in millions of Euros)	At June 30, 2013	At December 31, 2012

Property, plant and equipment
France	148	134
Germany	74	58
Switzerland	20	15
Czech Republic	14	14
Other Europe	2	1
United States	91	77
All Other	2	3

Total	351	302

23

Financial Report – Half-Year ended June 30, 2013

NOTE 5 - EXPENSES BY NATURE

(in millions of Euros)	Notes	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated
Raw materials and consumables used(A)		(481)	(515)
Employee benefit expense	6	(168)	(177)
Energy costs		(36)	(47)
Repairs and maintenance expenses		(21)	(20)
Sub-contractors		(21)	(19)
Freight out costs		(19)	(18)
Consulting and audit fees		(12)	(11)
Operating supplies (non capitalized purchases of manufacturing consumables)		(15)	(16)
Operating lease expenses		(5)	(3)
Depreciation and impairment		(5)	(1)
Other expenses		(61)	(58)

Total Cost of sales, Selling and administrative expenses and Research and development expenses		(844)	(885)

(in millions of Euros)	Notes	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated
Raw materials and consumables used(A)		(982)	(1,031)
Employee benefit expense	6	(342)	(352)
Energy costs		(78)	(87)
Repairs and maintenance expenses		(40)	(44)
Sub-contractors		(40)	(37)
Freight out costs		(37)	(33)
Consulting and audit fees		(22)	(20)
Operating supplies (non capitalized purchases of manufacturing consumables)		(31)	(31)
Operating lease expenses		(9)	(5)
Depreciation and impairment	12	(9)	(2)
Other expenses		(102)	(116)

Total Cost of sales, Selling and administrative expenses and Research and development expenses		(1,692)	(1,758)

(A)	The Company manages fluctuations in raw materials prices in order to protect manufacturing margins through the purchase of derivative instruments (see NOTE 21 - Financial Risk Management and NOTE 22 - Financial Instruments).

24

Financial Report – Half-Year ended June 30, 2013

These expenses are split as follows:

(in millions of Euros)	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated
Cost of sales	(788)	(823)
Selling and administrative expenses	(47)	(50)
Research and development expenses	(9)	(12)

Total Cost of sales, Selling and administrative expenses and Research and development expenses	(844)	(885)

(in millions of Euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated
Cost of sales	(1,572)	(1,637)
Selling and administrative expenses	(102)	(101)
Research and development expenses	(18)	(20)

Total Cost of sales, Selling and administrative expenses and Research and development expenses	(1,692)	(1,758)

NOTE 6 - EMPLOYEE BENEFIT EXPENSES

(in millions of Euros)	Notes	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated
Wages and salaries(A)		(158)	(165)
Pension costs - defined benefit plans	19	(7)	(8)
Other post-employment benefits	19	(3)	(4)

Total Employee benefit expenses		(168)	(177)

(in millions of Euros)	Notes	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated
Wages and salaries(A)		(322)	(329)
Pension costs - defined benefit plans	19	(14)	(15)
Other post-employment benefits	19	(6)	(8)

Total Employee benefit expenses		(342)	(352)

(A)	Wages and salaries exclude restructuring costs and include social security contributions.

25

Financial Report – Half-Year ended June 30, 2013

NOTE 7 - OTHER GAINS / (LOSSES) - NET

(in millions of Euros)	Notes	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated
Realized (losses) on derivatives(A)		(10)	(17)
Unrealized gains / (losses) on derivatives at fair value through Profit and Loss - net		2	(52)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities - net		(1)	2
Ravenswood pension plan amendment(B)	19	11	—
(Losses) on disposal(D)		(4)	—
Other - net		3	(3)

Total Other gains / (losses) - net		1	(70)

(in millions of Euros)	Notes	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated
Realized (losses) on derivatives(A)		(12)	(24)
Unrealized (losses) on derivatives at fair value through Profit and Loss - net		(32)	(8)
Unrealized exchange gain / (loss) from the remeasurement of monetary assets and liabilities - net		1	(1)
Ravenswood pension plan amendment(B)	19	11	—
Swiss pension plan settlement(C)	19	—	(8)
(Losses) on disposal(D)		(4)	—
Other - net		5	(2)

Total Other gains / (losses) - net		(31)	(43)

(A)	The losses are made up of unrealized losses or gains on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and metal prices (refer to NOTE 21 - Financial Risk Management for a description of the Group’s risk management).
(B)	See NOTE 19 - Pension and other post employment benefit obligations.
(C)	During the first quarter of 2012, the Group withdrew from the foundation which administered its employee benefit plans in Switzerland and joined a commercial multi-employer foundation. This change led to a partial liquidation which triggered a settlement. Consequently, related assets and liabilities were transferred to the new foundation and employees’ benefits were also adjusted. The settlement resulted in a €8 million loss recognized in Other gains / (losses) - net.
(D)	The sale of its plants in Ham and Saint Florentin, France was completed on May 31, 2013. These two plants, which specialize in the production of soft alloys extrusions mainly for the building and construction market in France, are part of the Automotive Structures and Industry segment and together generated revenues of €95 million and a non significant contribution to the profit of the Group for year 2012.

26

Financial Report – Half-Year ended June 30, 2013

NOTE 8 - CURRENCY GAINS / (LOSSES)

(in millions of Euros)	Notes	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated
Included in Cost of sales		2	1
Included in Other gains / (losses) - net		11	(39)
Included in Finance cost	9	2	(3)

Total		15	(41)

Realized exchange (losses) on foreign currency derivatives - net		—	(7)
Unrealized exchange gains / (losses) on foreign currency derivatives - net		12	(33)
Exchanges gains / (losses) from the remeasurement of monetary assets and liabilities - net		3	(1)

Total		15	(41)

(in millions of Euros)	Notes	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated
Included in Cost of sales		1	1
Included in Other (losses) - net		(4)	(15)
Included in Finance cost	9	—	(4)

Total		(3)	(18)

Realized exchange (losses) on foreign currency derivatives - net		(1)	(11)
Unrealized exchange (losses) on foreign currency derivatives - net		(4)	(3)
Exchanges gains / (losses) from the remeasurement of monetary assets and liabilities - net		2	(4)

Total		(3)	(18)

See NOTE 21 - Financial Risk Management and NOTE 22 - Financial Instruments for further information regarding the Company’s foreign currency derivatives and hedging activities.

27

Financial Report – Half-Year ended June 30, 2013

NOTE 9 - FINANCE COSTS - NET

Finance costs - net are comprised of the following items:

(in millions of Euros)	Notes	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated
Finance income:
Realized and unrealized exchange gains on financing activities - net		5	—
Other finance income		1	2

Total Finance income		6	2

Finance costs:
Interest expense on borrowings and factoring arrangements(A)	14,17	(9)	(16)
Realized and unrealized losses on debt derivatives at fair value(B)		(3)	(11)
Realized and unrealized exchange losses on financing activities - net	8	(3)	(3)
Miscellaneous other interest expense		—	—

Total Finance costs		(15)	(30)

Finance costs - net		(9)	(28)

(in millions of Euros)	Notes	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated
Finance income:
Realized and unrealized gains on debt derivatives at fair value(B)		4	—
Realized and unrealized exchange gains on financing activities - net		5	—
Other finance income		2	4

Total Finance income		11	4

Finance costs:
Interest expense on borrowings and factoring arrangements(A)(C)(D)	14,17	(37)	(24)
Realized and unrealized losses on debt derivatives at fair value(B)		(3)	(11)
Realized and unrealized exchange losses on financing activities - net	8	(5)	(4)
Miscellaneous other interest expense		—	(2)

Total Finance costs		(45)	(41)

Finance costs - net		(34)	(37)

(A)	Includes: (i) interests related to the new Term Loan and the U.S. Revolving Credit Facility (see NOTE 17 - Borrowings); and (ii) interests and amortization of deferred financing costs related to the trade accounts receivable factoring programs (see NOTE 14 - Trade Receivables and Other).
(B)	The gain and loss recognized reflects the positive and negative changes in the fair value of the cross currency interest rate swaps.
(C)	Includes: interests related to the previous Term Loan.
(D)	Includes exit fee relating to the termination of the previous Term Loan for €(8) million and €(13) million arrangement fees also relating to the previous Term Loan not amortized under the effective interest rate method and fully recognized as financial expenses during the period as of June 30, 2013 (see NOTE 17 - Borrowings).

NOTE 10 - INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year (30% for 2013). The tax rate applied as of June 30, 2013 is impacted by non recurring transactions and subject to country mix effect.

28

Financial Report – Half-Year ended June 30, 2013

NOTE 11 - EARNINGS PER SHARE

Earnings

(in millions of Euros)	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated
Net Profit / (Loss) attributable to equity holders of the parent	24	(19)
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	24	(19)

Earnings used to calculate basic and diluted earnings per share from continuing operations	24	(18)
Earnings used to calculate basic and diluted earnings per share from discontinued operations	—	(1)

(in millions of Euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated
Net Profit attributable to equity holders of the parent	21	36
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	21	36

Earnings used to calculate basic and diluted earnings per share from continuing operations	21	37
Earnings used to calculate basic and diluted earnings per share from discontinued operations	—	(1)

Number of shares - see NOTE 16 - Share Capital

On May 16, 2013, the Company’s Board of Directors declared an issuance of an additional 22.8 shares for each outstanding share. Our earnings per share numbers have been retroactively adjusted to reflect this pro rata issuance of shares.

	Three months ended June 30, 2013	Three months ended June 30, 2012
Weighted average number of ordinary shares used to calculate basic earnings per share(A)	95,073,824	89,442,416
Effect of other dilutive potential ordinary shares(B)	476,797	—

Weighted average number of ordinary shares used to calculate diluted earnings per share	95,550,620	89,442,416

	Six months ended June 30, 2013	Six months ended June 30, 2012
Weighted average number of ordinary shares used to calculate basic earnings per share(A)	92,273,677	89,442,416
Effect of other dilutive potential ordinary shares(B)	239,715	—

Weighted average number of ordinary shares used to calculate diluted earnings per share	92,513,392	89,442,416

(A)	Based on the total number of all classes of shares (former “A”, “B1” and “B2”) until the IPO and on the total number of shares “A” from the IPO.

Ordinary Shares “B” are granted to the MEP participants. Since the IPO, at the request of the MEP participants in certain circumstances, Constellium N.V. is committed to repurchase these shares before the end of their vesting period. Accordingly, shares “B” are excluded from the calculation of the weighted average number of ordinary shares used to calculate the basic earnings per share.

(B)	As shares “B” give rights to profit allocation and dividends, they are dilutive.

29

Financial Report – Half-Year ended June 30, 2013

Earnings per share

(in Euros per share)	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated
From continuing and discontinued operations
Basic	0.25	(0.21)
Diluted	0.25	(0.21)
From continuing operations
Basic	0.25	(0.20)
Diluted	0.25	(0.20)
From discontinued operations
Basic	—	(0.01)
Diluted	—	(0.01)

(in Euros per share)	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated
From continuing and discontinued operations
Basic	0.23	0.41
Diluted	0.23	0.41
From continuing operations
Basic	0.23	0.42
Diluted	0.23	0.42
From discontinued operations
Basic	—	(0.01)
Diluted	—	(0.01)

30

Financial Report – Half-Year ended June 30, 2013

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and movements are comprised as follows:

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2013	—	20	154	115	13	302
Additions	—	—	9	52	—	61
Disposals	—	—	(3)	—	(1)	(4)
Depreciation expense	—	(1)	(7)	—	(1)	(9)
Impairment losses	—	—	—	—	—	—
Transfer during the period	1	2	49	(52)	—	—
Exchange rate movements	—	—	1	—	—	1

Net balance at June 30, 2013	1	21	203	115	11	351

At June 30, 2013
Cost	1	23	220	115	14	373
Less accumulated depreciation and impairment	—	(2)	(17)	—	(3)	(22)

Net balance at June 30, 2013	1	21	203	115	11	351

NOTE 13 - INVENTORIES

Inventories are comprised of the following:

(in millions of Euros)	At June 30, 2013	At December 31, 2012
Finished goods	103	113
Work in progress	152	148
Raw materials	125	114
Stores and supplies	18	20
NRV adjustment	(7)	(10)

Total inventories	391	385

31

Financial Report – Half-Year ended June 30, 2013

NOTE 14 - TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At June 30, 2013		At December 31, 2012
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - third parties - gross	—	527	—	388
Impairment allowance	—	(3)	—	(3)

Trade receivables - third parties - net	—	524	—	385
Trade receivables - related parties	—	1	—	1

Total Trade receivables - net	—	525	—	386

Finance lease receivables	28	4	36	6
Deferred financing costs - net of amounts amortized	5	3	7	3
Deferred tooling related costs	1	14	3	11
Other(A)	17	95	18	70

Total Other receivables	51	116	64	90

Total Trade receivables and Other	51	641	64	476

(A)	Includes at June 30, 2013 (i) €1 million (€5 million at December 31, 2012) cash pledged to financial counterparties for the issuance of guarantees (cash will remain restricted for as long as the guarantees remains issued by the financial counterparties) and (ii) €9 million (€8 million at December 31, 2012) relating to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

Aging

The aging of total trade receivables - net is as follows:

(in millions of Euros)	At June 30, 2013	At December 31, 2012
Current	501	371
1 - 30 days past due	20	11
30 - 60 days past due	2	2
61 - 90 days past due	1	—
Greater than 91 days past due	1	2

Total Trade receivables - net	525	386

Currency concentration

The composition of the carrying amounts of total Trade receivables - net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At June 30, 2013	At December 31, 2012
Euro	307	213
US Dollar	193	153
Swiss franc	9	7
Other currencies	16	13

Total Trade receivables - net	525	386

32

Financial Report – Half-Year ended June 30, 2013

Factoring arrangements

On January 4, 2011, the Group entered into five-year factoring arrangements with third parties for the sale of certain of the Group’s accounts receivable in Germany, Switzerland and France. Under these programs, Constellium agrees to sell to the factor eligible accounts receivable, for working capital purposes, up to a maximum financing amount of €300 million, allocated as follows:

•	€100 million collectively available to Germany and Switzerland; and

•	€200 million available to France.

Under these arrangements, the accounts receivable are sold with recourse. Sales of these receivables do not qualify for derecognition under IAS 39 - Financial Instruments: Recognition and Measurement, as the Group retains substantially all of the associated risks and rewards.

The Group entered into specific arrangements with certain of its customers in connection with its factoring agreements in order for the factor to purchase receivables on a non-recourse basis and to allow the partial derecognition of some receivables (90% of the related receivables). The Group kept a residual risk of 10% on these receivables in the case of a defaulting event. The portion of these receivables corresponding to the retained risk amounted to €4.5 million as of June 30, 2013, has not been derecognized (€6 million as of December 31, 2012).

The total carrying amount of the original assets factored as of June 2013 is €274 million (December 31, 2012: €337 million), of which €233 million (December 31, 2012: €286 million) is recognized on the Consolidated Statement of Financial Position. As at June 30, 2013 and December 31, 2012, there was no amount due to the factor relating to trade account receivables sold.

Interest costs and other fees

During the three months ended June 30, 2013, Constellium incurred €3.2 million (three months ended June 30, 2012: €4.9 million) in interest and other fees from these arrangements that are included as finance costs (see NOTE 9 - Finance Costs - Net).

During the six months ended June 30, 2013, Constellium incurred €4.8 million (six months ended June 30, 2012: €7 million) in interest and other fees from these arrangements that are included as finance costs (see NOTE 9 - Finance Costs - Net).

Covenants

The factoring arrangements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants other than a Group level minimum liquidity covenant that is tested quarterly. The Group was in compliance with all applicable covenants as of and for the period ended June 30, 2013.

NOTE 15 - CASH AND CASH EQUIVALENTS

(in millions of Euros)	At June 30, 2013	At December 31, 2012
Cash in bank and on hand	163	140
Deposits	—	2

Total Cash and cash equivalents	163	142

As at June 30, 2013, cash in bank and on hand includes a total of €8 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being available for general use by the Group (€5 million as at December 31, 2012).

33

Financial Report – Half-Year ended June 30, 2013

NOTE 16 - SHARE CAPITAL

	Number of shares					In millions of Euros
	“A” Shares	“B1” Shares	“B2” Shares	“B” Shares	Preference Shares	Share capital	Share premium
Issued and fully paid

As of January 1, 2013	3,697,197	13,666	78,018	—	—	—	98

Shares converted during the six months ended June 30, 2013	—	24,526	(24,526)	—	—	—	—
Share premium distribution (March 28, 2013)(A)	—	—	—	—	—	—	(98)

Preference shares issuance(B)	—	—	—	—	5	—	—

MEP shares cancellation	(15,938)	(2,441)	(12,986)	—	—	—	—

Pro rata share issuance(C)	83,945,965	815,252	923,683	—	—	2	—

Shares conversions(D)	851,003	(851,003)	(964,189)	964,189	—	—	—

IPO primary offering(E)	13,333,333	—	—	—	—	—	154

IPO Over-allotment (E)	2,251,306						25

IPO fees(E)	—	—	—	—	—	—	(17)

As of June 30, 2013	104,062,866	—	—	964,189	5	2	162

As of December 31, 2012 - after pro rata share issuance	87,627,224	851,003	964,189	—	—	—	—

(A)	On March 13, 2013, the Board of directors approved a distribution to the Company’s shareholders. On March 28, 2013 a distribution was made of €103 million. On May 21, 2013 an interim dividend was paid for €147 million on preference shares.
(B)	On May 16, 2013, the Group issued preference shares to its existing shareholders and repurchased them for no consideration after the dividend payment.
(C)	On May 16, 2013, the Group effected a pro rata share issuance of ordinary shares to the existing shareholders which was implemented through the issuance of 22.8 new ordinary shares to each outstanding ordinary sharesA.
(D)	On May 21, 2013, each share A and B1 was converted into one Ordinary Share Class A and each share B2 was converted into one Ordinary Share Class B (the “Share Conversions”).
(E)	The Group completed an initial public offering (the “IPO”). For further information on this operation, please refer to NOTE 1 - General Information.

At June 30, 2013	Class “A” and “B” Shares	%
Apollo Funds	37,810,518	36.00%
Rio Tinto	28,913,925	27.53%
Free Float	20,028,040	19.07%
FSI	12,846,969	12.23%
Other	5,427,603	5.17%

Total	105,027,055	100.00%

At December 31, 2012	Class “A” Shares After pro rata share issuance(C)%		Class “A” Shares Before pro rata share issuance
Apollo Funds	42,847,555	48.90%	1,800,045
Rio Tinto	32,765,777	37.39%	1,376,505
FSI	8,401,481	9.59%	352,950
Other	3,612,411	4.12%	167,697

Total	87,627,224	100%	3,697,197

A	This pro rata share issuance has been retroactively effected in the earnings per share calculation as described in NOTE 11-Earnings per share.

34

Financial Report – Half-Year ended June 30, 2013

NOTE 17 - BORROWINGS

	At June 30, 2013			At December 31, 2012
(in millions of Euros)	Interest rate	Non- current	Current	Interest rate	Non- current	Current
New floating rate term loan facility (due March 2020)(A)
In US Dollar	6.48%	266	2	—	—	—
In Euro	7.33%	72	—	—	—	—
Constellium N.V. and Constellium France SAS
Previous floating rate term loan facility(B)
Constellium N.V.	—	—	—	11.8%	136	2
U.S. Revolving Credit Facility(C)
Constellium Rolled Products Ravenswood, LLC	3.19%	—	21	3.21%	—	16
Others
Other miscellaneous	—	4	1	—	4	—

Total Borrowings	—	342	24	—	140	18

(A)	Represents amounts drawn under the new term loan facility totaling €340 million net of financing costs related to the issuance of the debt totaling €10 million at June 30, 2013.
(B)	Represents amounts drawn under the previous term loan facility totaling €138 million net of financing costs related to the issuance of the debt totaling €13 million at December 31, 2012. This facility was repaid on March 25, 2013.
(C)	Represents amounts drawn under the revolving line of credit totaling €21 million at June 30, 2013 (€16 million at December 31, 2012).

New Floating rate term loan facility

On March 25, 2013, Constellium Holdco B.V. entered into a $210 million (equivalent to €161 million at the period end exchange rate) and €45 million seven-year floating rate term loan facility maturing in March 2020. The proceeds were primarily used to repay the previous variable rate term loan facility entered into on May 25, 2012, which was therefore terminated as discussed below.

At the same date, Constellium France entered into a $150 million (equivalent to €115 million at the period end exchange rate) and €30 million seven-year floating rate term loan facility maturing in March 2020.

The term loan is guaranteed by certain of the Group subsidiaries. The term loan facility includes negative, affirmative and financial covenants.

Interest

The interest rate under both US Dollar term loan facilities is the applicable US Dollar interest rate (US Dollar Libor) for the interest period subject to a floor of 1.25% per annum, plus a margin of 4.75% per annum. The interest rate under both Euro term loan facilities is the applicable Euro interest rate (Euribor) for the interest period subject to a floor of 1.25% per annum, plus a margin of 5.25% per annum.

Foreign exchange Exposure

It is the policy of Constellium to hedge all non functional currency loans and deposits. In line with this policy, the US Dollar loans were hedged. Changes in the fair value of hedges related to this translation exposure are recognized within Financial income and Finance costs in the Interim Consolidated Statement of Profit or Loss.

Financing cost

A $2 million (equivalent to €1 million at the issue date of the Term Loan) and €1 million original issue discount (OID) were deducted from the Term Loan. Constellium Holdco B.V. received a net amount of $209 million (€162 million at the issue date of the Term Loan) and €45 million. Constellium France received a net amount of $149 million (€115 million at the issue date of the Term Loan) and €30 million. In addition, the Group incurred debt fees of €8 million. Debt fees and OID are integrated into the effective interest rate of the Term Loan. Interest expenses are included in finance costs.

35

Financial Report – Half-Year ended June 30, 2013

Covenants

The Term Loan contains customary terms and conditions, including amongst other things, negative covenants limiting the Group’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, the Term Loan requires the Group to maintain a ratio of consolidated secured net debt to EBITDA (as defined in the Term Loan agreement). The Group was in compliance with all applicable covenants as of and for the period ended June 30, 2013.

Previous Floating rate term loan facility

The previous Term Loan was repaid in full on March 25, 2013. All unamortized exit fees and arrangement fees relating to this Term Loan were recognized as financial expenses for €(8) million and €(13) million respectively during the period ended June 30, 2013.

U.S. Revolving Credit Facility

At June 30, 2013, the Group had $55 million (equivalent to €42 million at the period closing end rate) of unused borrowing availability under the U.S. Revolving Credit Facility (at December 31, 2012: $66 million, equivalent to €50 million at the period closing end rate).

Covenants and restrictions

This facility contains a minimum availability covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. It also contains customary events of default. Constellium Rolled Products Ravenswood, LLC was in compliance with all applicable covenants as of June 30, 2013.

Currency concentration

The composition of the carrying amounts of total non-current and current borrowings due to third and related parties (net of unamortized debt financing costs) in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At June 30, 2013	At December 31, 2012
US Dollar	289	153
Euro	77	5

Total borrowings net of unamortized debt financing costs	366	158

36

Financial Report – Half-Year ended June 30, 2013

NOTE 18 - TRADE PAYABLES AND OTHER

Trade payables and other are comprised of the following:

	At June 30, 2013		At December 31, 2012
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables
Third parties	—	438	—	397
Related parties	—	105	—	85

Total Trade payables	—	543	—	482

Other payables	1	30	1	18
Employees’ entitlements	17	128	5	144
Deferred revenue	20	9	20	10
Taxes payable other than income tax	—	12	—	2

Total Other	38	179	26	174

Total Trade payables and Other	38	722	26	656

37

Financial Report – Half-Year ended June 30, 2013

NOTE 19 - PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

Implementation of IAS 19 Revised

See NOTE 2.2 - Application of new and revised International Financial Reporting Standards (IFRSs) and NOTE 24 - Implementation of IAS 19 Revised.

Main events of the period

During the second quarter of 2013, the Group continued to implement certain plan amendments that had the effect of reducing benefits for the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. These additional amendments resulted in the immediate recognition in Other gains / (losses) - net of €11 million of past service cost.

Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable as of June 30, 2013. Assumptions used (as summarized below) resulted in a €46 million actuarial gain (net of tax) recognized in Other Comprehensive Income.

	At June 30, 2013	At December 31, 2012
(in millions of Euros)	Discount rate	Discount rate
Switzerland	2.30%	1.95%
United States
Hourly pension	5.00%	4.15%
Salaried pension	5.15%	4.35%
OPEB	4.85%	4.05%
France	3.36%	3.20%
Germany	3.38%	3.20%

Amounts recognized in the Interim unaudited condensed Consolidated Statement of Financial Position

	At June 30, 2013			At December 31, 2012 Restated
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Present value of funded obligation	(503)	—	(503)	(533)	—	(533)
Fair value of plan assets	270	—	270	267	—	267

Deficit of funded plans	(233)	—	(233)	(266)	—	(266)
Present value of unfunded obligation	(107)	(207)	(314)	(111)	(234)	(345)

Net liability arising from defined benefit obligations	(340)	(207)	(547)	(377)	(234)	(611)

38

Financial Report – Half-Year ended June 30, 2013

Amounts recognized in the Interim unaudited condensed Consolidated Statement of Profit or Loss

	Three months ended June 30, 2013			Three months ended June 30, 2012 Restated
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Service cost
Current service cost	(4)	(2)	(6)	(5)	(2)	(7)
Past service cost	—	11	11	—	—	—
Curtailments	—	—	—	—	—	—
Loss arising from plan settlements	—	—	—	—	—	—
Net interest	(3)	(1)	(4)	(3)	(2)	(5)
Immediate recognition of gains arising over the period	—	—	—	—	—	—
Other gains	—	—	—	—	—	—

Total costs recognized in the Interim Consolidated Statement of Profit or Loss	(7)	8	1	(8)	(4)	(12)

	Six months ended June 30, 2013			Six months ended June 30, 2012 Restated
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Service cost
Current service cost	(8)	(3)	(11)	(9)	(3)	(12)
Past service cost	—	11	11	20	—	20
Curtailments	—	—	—	—	—	—
Loss arising from plan settlements	—	—	—	(28)	—	(28)
Net interest	(6)	(3)	(9)	(6)	(5)	(11)
Immediate recognition of gains arising over the period	—	—	—	—	—	—
Other gains	—	—	—	—	—	—

Total costs recognized in the Interim Consolidated Statement of Profit or Loss	(14)	5	(9)	(23)	(8)	(31)

The expenses shown in this table are included as employee costs in the Interim unaudited condensed Consolidated Statement of Profit or Loss within employee benefit expense and in Other gains / (losses) - net (see NOTE 6 - Employee Benefit Expenses and NOTE 7 - Other Gains / (Losses) - Net).

During the fourth quarter of 2012, the Group implemented certain plan amendments that had the effect of reducing benefits of the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. In February 2013, five Constellium retirees and the United Steelworkers union filed a class action lawsuit against Constellium Rolled Products Ravenswood, LLC in a federal district court in West Virginia, alleging that Constellium Rolled Products Ravenswood, LLC improperly modified retiree health benefits. The Groups believe that these claims are unfounded, and that Constellium Rolled Products Ravenswood, LLC had a legal and contractual right to make the applicable modification.

39

Financial Report – Half-Year ended June 30, 2013

NOTE 20 - PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2013	56	19	47	122
Additional provisions	—	2	4	6
Amounts used	—	(5)	(3)	(8)
Unused amounts reversed	(4)	(3)	(4)	(11)
Others	(2)	—	—	(2)
Unwinding of discounts	(1)	—	—	(1)

At June 30, 2013	49	13	44	106

Current	4	9	28	41
Non-current	45	4	16	65

Total Provisions	49	13	44	106

Legal claims and other costs

(in millions of Euros)	At June 30, 2013	At December 31, 2012
Maintenance and customers related provisions	18	21
Litigation	11	9
Disease claims	6	7
Other	9	10

Total Provisions for legal claims and other costs	44	47

40

Financial Report – Half-Year ended June 30, 2013

NOTE 21 - FINANCIAL RISK MANAGEMENT

The Group’s financial risk management strategy is described in our annual Consolidated Financial Statements for the year ended December 31, 2012.

21.1.	Market risk

(i) Foreign exchange risk

The notional principal amounts of the outstanding foreign exchange contracts at June 30, 2013 with maturities ranging between 2013 and 2016 were as follows:

Currency	Forward Exchange contracts in currency millions	Foreign Exchange Swap contracts in currency millions
CHF	22	(35)
CZK	203	238
EUR	541	120
GBP	(8)	—
JPY	(1,337)	(466)
SGD	—	8
USD	(748)	(134)

At June 30, 2013, the margin requirement related to foreign exchange hedges amounted to €13 million (€15 million at December 31, 2012) comprising of €11 million of fixed margin (€12 million at December 31, 2012) and €2 million of variable margin (€3 million at December 31, 2012).

Foreign exchange sensitivity: Risks associated with exposure to financial instruments

A 10% weakening in the June 30, 2013 closing Euro exchange rate on the value of financial instruments held by the Group at June 30, 2013 would have decreased earnings (before tax effect) as shown in the table below:

At June 30, 2013 (in millions of Euros)	Sensitivity impact
Cash and cash equivalents and restricted cash	3
Trade receivables	22
Trade payables	(15)
Borrowings	(33)
Metal derivatives (net)	(3)
Foreign exchange derivatives (net)	(66)
Cross currency swaps	30

Total	(62)

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

A 10% change in the closing Euro exchange rate against currencies other than US dollar would not have a material impact on earnings.

(ii) Commodity price risk

The Group is subject to the effects of market fluctuations in the price of aluminum, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to silver, copper and natural gas in a less significant way. The Group has entered into derivatives contracts to manage these risks and carries those instruments at their fair values on the interim Consolidated Statement of Financial Position.

As of June 30, 2013, the notional principle amount of aluminum derivatives outstanding was 140,550 tons (approximately $285 million) - 113,000 tons at December 31, 2012, (approximately $230 million) - with maturities ranging from 2013 to 2016, copper derivatives outstanding was 4,575 tons (approximately $36 million) - 700 tons at December 31, 2012 (approximately $6 million) - with maturities ranging from 2013 to 2016, silver derivatives 145,358 ounces (approximately

41

Financial Report – Half-Year ended June 30, 2013

$4 million) - 260,000 ounces at December 31, 2012 (approximately $7 million) - with maturities in 2013 and 900,000 MMBtu of natural gas futures (approximately $4 million) - 1,650,000 MMBtu at December 31, 2012 (approximately $5 million) with maturities in 2013.

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At June 30, 2013, these contracts are directly with external counterparties.

As of June 30, 2013, the margin requirement related to aluminum hedges was zero (as of December 31, 2012, margin posted on aluminum hedges was also zero).

Commodity price sensitivity: risks associated with derivatives

Since none of the Group’s derivatives are designated for hedge accounting treatment, the net impact on earnings and equity of a 10% change in the market price of aluminum, based on the aluminum derivatives held by the Group at June 30, 2013 (before tax effect), with all other variables held constant was estimated to be €19 million (€19 million at December 31, 2012). The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

(iii) Interest rate risk

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact (before tax effect) on profit (loss) for the period of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at June 30, 2013, with all other variables held constant, was estimated to be lower than €1 million for the periods ended June 30, 2013 and December 31, 2012. The balances of such financial instruments may not remain constant in future periods however, and therefore the amounts shown may not be indicative of future results.

21.2. Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of deposits and the mark-to-market on derivative transactions and from customer trade receivables arising from Constellium’s operating activities. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in NOTE 22 - Financial Instruments. The Group does not generally hold any collateral as security.

Credit risk related to deposits with financial institutions

Credit risk with financial institutions is managed by the Group’s Treasury department in accordance with a Board approved policy. Constellium management is not aware of any significant risks associated with financial institutions as a result of cash and cash equivalents deposits (including short-term investments) and financial derivative transactions.

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (ratings from Moody’s Investor Services).

	At June 30, 2013		At December 31, 2012
	Number of financial counterparties(A)	Exposure (in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)
Rated Aa or better	3	13	4	11
Rated A	6	150	11	145
Rated Baa	1	1	1	—

Total	10	164	16	156

(A)	Financial Counterparties for which the Group’s exposure is below €250k have been excluded from the analysis

See NOTE 14 - Trade Receivables and Other for the aging of trade receivables.

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Financial Report – Half-Year ended June 30, 2013

21.3. Liquidity and capital risk management

The table below shows undiscounted contractual values by relevant maturity groupings based on the remaining period from June 30, 2013 and December 31, 2012 to the contractual maturity date.

	At June 30, 2013			At December 31, 2012
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial liabilities:
Borrowings(A)	45	99	369	32	61	149
Cross currency interest rate swaps	2	11	—	1	12	—
Net cash flows from derivatives liabilities related to currencies and metal(B)	42	24	—	23	17	—
Trade payables and other (excludes deferred revenue)	713	18	—	645	7	—

	802	152	369	701	97	149

(A)	Borrowings include the U.S. Revolving Credit Facility which is considered short-term in nature and is included in the category “Less than 1 year” and un-discounted forecasted interests on the Term Loan.
(B)	Foreign exchange options have not been included as they are not in the money.

Derivative financial instruments

The Group enters into derivatives contracts to manage operating exposure to fluctuations in foreign currency, aluminum and silver prices. These contracts are not designated as hedges. The tables below show the undiscounted contractual values and terms of derivative instruments.

	At June 30, 2013			At December 31, 2012
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Total	Less than 1 year	Between 1 and 5 years	Total
Assets - Derivative Contracts
Aluminum future contracts	1	—	1	6	—	6
Silver future contracts	—	—	—	1	—	1
Currency derivative contracts	9	3	12	13	5	18

Total	10	3	13	20	5	25

Liabilities - Derivative Contracts(A)
Aluminum future contracts	22	3	25	7	1	8
Copper future contracts	1	3	4	—	—	—
Silver and nat gas future contracts	2	—	2	—	—	—
Currency derivative contracts	17	18	35	16	16	32
Cross currency interest rate swaps	2	11	13	1	12	13

Total	44	35	79	24	29	53

(A)	Foreign exchange options have not been included as they are not in the money.

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Financial Report – Half-Year ended June 30, 2013

NOTE 22 - FINANCIAL INSTRUMENTS

The tables below show the classification of financial assets and liabilities, which includes all third and related party amounts.

Financial assets and liabilities by categories

		At June 30, 2013			At December 31, 2012
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	Total	Loans and receivables	At Fair Value through Profit and loss	Total
Cash and cash equivalents	15	163	—	163	142	—	142
Trade receivables and Finance Lease receivables	14	557	—	557	428	—	428
Other financial assets(A)		13	16	29	15	29	44

Total financial assets		733	16	749	585	29	614

Trade payables	18	543	—	543	482	—	482
Borrowings	17	366	—	366	158	—	158
Other financial liabilities(A)		—	88	88	—	70	70

Total financial liabilities		909	88	997	640	70	710

(A)	Other financial assets and Other financial liabilities are comprised of derivatives not designated as hedges:

	At June 30, 2013			At December 31, 2012
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives (third parties)	6	10	16	10	19	29
Margin calls	—	13	13	—	15	15

Other financial assets	6	23	29	10	34	44

Derivatives (third parties)	45	43	88	46	24	70

Other financial liabilities	45	43	88	46	24	70

Fair values

The fair value of the derivatives approximate their carrying value as they are remeasured to their fair value at the date of each reporting period.

The carrying value of the Group’s borrowings approximates their fair value.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

Margin calls

Constellium Finance SAS and Constellium Switzerland AG entered into agreements with some financial institutions in order to define applicable rules with regards to the setting-up of derivative trading accounts. On a daily or weekly basis (depending on the arrangement with each financial institution) all open currency or metal derivative contracts are revalued to the then current market price. When the change in fair value reaches a certain threshold (positive or negative), a margin call occurs resulting in the Group making or receiving back a cash payment to/from the financial institution.

At June 30, 2013, the Group made cash deposits related to margin calls for a total amount of €13 million (€15 million at December 31, 2012).

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Financial Report – Half-Year ended June 30, 2013

Valuation hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:

Level 1 valuation is based on quoted prices (unadjusted) in active markets for identical financial instruments,

Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices), and

Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At June 30, 2013
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	1	15	—	16
Other financial liabilities	25	63	—	88

At December 31, 2012
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	6	23	—	29
Other financial liabilities	8	62	—	70

45

Financial Report – Half-Year ended June 30, 2013

NOTE 23 - RELATED PARTY TRANSACTIONS

The following table describes the nature and amounts of related party transactions included in the Interim unaudited condensed Consolidated Statement of Profit or Loss.

(in millions of Euros)	Notes	Three months ended June 30, 2013	Three months ended June 30, 2012
Revenue(A)		1	1

Metal supply(B)		(143)	(150)

Exit fees		—	(2)
Interest expense(C)	9, 17	—	(2)
Realized exchange gain / (loss) on other financial items		—	(7)
Unrealized exchange (loss) on financing activities	9	—	2

Finance costs - net		—	(9)

Direct expenses related to IPO(D)		(15)	—

(in millions of Euros)	Notes	Six months ended June 30, 2013	Six months ended June 30, 2012
Revenue(A)		1	3

Metal supply(B)		(279)	(329)

Exit fees		—	(2)
Interest expense(C)	9, 17	—	(6)
Realized exchange gain / (loss) on other financial items		—	(7)
Unrealized exchange (loss) on financing activities	9	—	—

Finance costs - net		—	(15)

Direct expenses related to IPO(D)		(15)	—

(A)	The Group sells products to certain subsidiaries and affiliates of Rio Tinto.
(B)	Purchases of metal from certain subsidiaries and affiliates of Rio Tinto, net of changes in inventory levels, are included in Cost of sales in the Interim Consolidated Statement of Profit or Loss.
(C)	Until May 2012, the Group incurred interest expense on borrowings due to Apollo Omega.
(D)	Representing termination fees of the management agreement paid to the Owners.

(in millions of Euros)	Notes	At June 30, 2013	At December 31, 2012
Trade receivables	14	1	2
Trade payables(A)	18	105	85

(A)	Trade payables to related parties arise from purchases of metal and from various miscellaneous services that are provided to the Group by certain subsidiaries and affiliates of the Owners.

46

Financial Report – Half-Year ended June 30, 2013

NOTE 24 - IMPLEMENTATION OF IAS 19 REVISED

Restatement of Interim unaudited condensed Consolidated Financial Statements published in 2012

Following the change in accounting principle and presentation in the statement of profit or loss of pension and other long-term benefits obligations applied retroactively as of January 1, 2012, the unaudited condensed interim Consolidated Financial Statements and notes have been restated in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Restatement of the Interim unaudited condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the three months ended June 30, 2012, the application of IAS 19 Revised had no impact on the Total Comprehensive Income. The net profit decreased by €1 million (impact on Cost of Sale) and the other comprehensive loss decreased by €1 million (impact on remeasurement on post employment benefit obligations).

Restatement of the Interim unaudited condensed Consolidated Statement of Financial Position

(in millions of Euros)	At December 31, 2012 Reported	Change in accounting principle for pension and other long- term benefits obligations	At December 31, 2012 Restated

Total Assets	1,631	—	1,631

Equity	(47)	10	(37)

Of which
Retained deficit and other reserves	(149)	10	(139)

Total Liabilities	1,678	(10)	1,668

Of which
Pension and other post-employment benefits obligations	621	(10)	611

Total equity and liabilities	1,631	—	1,631

As of December 31, 2012, the €10 million equity impact reflects the immediate recognition of unvested past service costs.

47

Financial Report – Half-Year ended June 30, 2013

Restatement of the interim unaudited condensed Consolidated Statement of Changes in Equity

(in millions of Euros)	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2012 Reported	98	(26)	(14)	2	(175)	(115)	2	(113)

Change in accounting principle -pension and other long-term benefits obligations	—	4	—	—	(4)	—	—	—

As at January 1, 2012 Restated	98	(22)	(14)	2	(179)	(115)	2	(113)

As at June 30, 2012 Reported	98	(77)	(22)	3	(141)	(139)	2	(137)

Change in accounting principle -pension and other long-term benefits obligations	—	2	—	—	(2)	—	—	—

As at June 30, 2012 Restated	98	(75)	(22)	3	(143)	(139)	2	(137)

As at December 31, 2012 Reported	98	(94)	(13)	1	(43)	(51)	4	(47)

Change in accounting principle -pension and other long-term benefits obligations	—	8	(1)	—	3	10	—	10

As at December 31, 2012 Restated	98	(86)	(14)	1	(40)	(41)	4	(37)

48

Financial Report – Half-Year ended June 30, 2013

NOTE 25 - SUBSEQUENT EVENTS

No significant events have occurred since June 30, 2013.

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Financial Report – Half-Year ended June 30, 2013

Management Statement

The Company management hereby declares that to the best of its knowledge:

•	the interim condensed consolidated financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, give a true and fair view of the assets, liabilities financial position and profit or loss of Constellium N.V. and the undertakings included in the consolidation as a whole; and

•	the half-year management report gives a true and fair view of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Amsterdam, August 28, 2013

Pierre Vareille

Chief Executive Officer

Didier Fontaine

Chief Financial Officer

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Financial Report – Half-Year ended June 30, 2013

Forward-looking statements

Certain statements contained in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This report may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this press release.

All forward-looking statements in this report and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include: (a) our ability to implement our business strategy, including our productivity and cost reduction initiatives; (b) our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions; (c) the highly competitive nature of the metals industry and the risk that aluminum will become less competitive compared to alternative materials; (d) the possibility of unplanned business interruptions and equipment failure; e)adverse conditions and disruptions in European economies; (f) the risk associated with being dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminum; (g) the risk that we may be required to bear increases in operating costs under our multi-year contracts with customers, or certain fixed costs in the event of early termination of contracts; (h) competition and consolidation in the industries in which we operate; (i) our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls; (j) our ability to manage our labor costs and labor relations and attract and retain qualified employees; (k) the risk that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations; (l) risk associated with our global operations, including natural disasters and currency fluctuations; (m) changes in our effective income tax rate or accounting standards; (n) costs or liabilities associated with environmental, health and safety matters; and (o) the other factors presented under the heading “Risk Factors” in our Form F-1 filed with the U.S. Securities and Exchange Commission. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this press release may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

51

Constellium Headquarters

Tupolevlaan 41-61

1119 NW, Schiphol-Rijk

The Netherlands

Phone: +31 20 654 9780

Washington Plaza

40-44, rue Washington

75008 Paris

France

Phone: +33 1 73 01 46 00

http://www.constellium.com